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                              PC CONNECTION, INC
                         Route 101A, 730 Milford Road
                        Merrimack, New Hampshire 03054

                               September 4, 2001

VIA EDGAR and facsimile

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn:  Albert Yarashus

     Re:  PC Connection, Inc.
          Registration Statement on Form S-4 (File No. 333-63272)
          -------------------------------------------------------

Ladies and Gentlemen:

     PC Connection, Inc. (the "Company") hereby withdraws the above-mentioned registration statement on Form S-4 (the "Registration Statement"), pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended, effective upon the date of filing of this letter with the Securities and Exchange Commission, unless the Commission objects thereto within 15 days after such filing. The Company is withdrawing the Registration Statement because it has determined not to proceed with the transactions contemplated thereby. The Company confirms that no securities have been or will be issued or sold under the Registration Statement.

     The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawal upon the request of the Registrant, the Commission consenting thereto." Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (603) 423 - 5797.

     If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (603) 423-2000 or Jay Bothwick, Esq. or Maria Stahl, Esq., of Hale and Dorr LLP, outside counsel to the Company, at (617) 526-6000.

                                   Sincerely,

                                   /s/ Mark A. Gavin

                                   Mark A. Gavin
                                   Senior Vice President of Finance and
                                   Chief Financial Officer of
                                   PC Connection, Inc.


cc:  Terry Hatfield, Division of Corporation Finance
     Patricia Gallup
     Wayne Wilson
     Jay Bothwick, Esq.
     Mark Chamberlain, Esq.